Exhibit 99.13

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2022

(Dated March 30, 2023)

SOLARIS RESOURCES INC.

Suite 555 – 999 Canada Place

Vancouver, B.C.

V6C 3E1

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES		1
1.1	Effective Date of Information	1
1.2	Financial Statements and Management Discussion and Analysis	1
1.3	Currency	1
1.4	Scientific and Technical Information	1

ITEM 2: CAUTIONARY NOTES		1
2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information	1
2.2	Cautionary Note to United States Investors Regarding Classification of Mineral Resource Estimates	2

ITEM 3: CORPORATE STRUCTURE		3
3.1	Name, Address and Incorporation	3
3.2	Inter-corporate Relationships	3

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS		4
4.1	Three Year History	4

ITEM 5: DESCRIPTION OF THE BUSINESS		5

ITEM 6: MATERIAL MINERAL PROJECT		6
6.1	Current Technical Report	6
	Introduction	7
	Property Description and Ownership	7
	Geology and Mineralization	8
	Mineral Resource Estimate	8
	Conclusions and Recommendations	11

ITEM 7: RISK FACTORS		12

ITEM 8: DIVIDENDS		23

ITEM 9: DESCRIPTION OF CAPITAL STRUCTURE		23

ITEM 10: MARKET FOR SECURITIES		24
10.1	Trading Price and Volume	24
10.2	Prior Sales	24

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ITEM 11: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER		24

ITEM 12: DIRECTORS AND OFFICERS		24
12.1	Name, Occupation and Security Holding	24
12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	26
12.3	Conflicts of Interest	27

ITEM 13: Promoters		27

ITEM 14: LEGAL PROCEEDINGS AND REGULATORY ACTIONS		27
14.1	Legal Proceedings	27
14.2	Regulatory Actions	27

ITEM 15: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		27

ITEM 16: TRANSFER AGENT AND REGISTRAR		27

ITEM 17: MATERIAL CONTRACTS		27

ITEM 18: INTERESTS OF EXPERTS		28
18.1	Names of Experts	28
18.2	Interests of Experts	28

ITEM 19: AUDIT COMMITTEE		28
19.1	The Audit Committee Charter	28
19.2	Composition of Audit Committee	28
19.3	Relevant Education and Experience	29
19.4	Reliance on Certain Exemptions	29
19.5	Audit Committee Oversight	29
19.6	Pre-Approval Policies and Procedures	29
19.7	External Audit Service Fees (By Category)	30

ITEM 20: ADDITIONAL INFORMATION		30

SCHEDULE “A” – Audit Committee Charter

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ITEM 1: PRELIMINARY NOTES

1.1 Effective Date of Information

References to “Solaris Resources Inc.”, “Solaris”, “Solaris Resources”, “SLS”, the “Company”, “its”, “our” and “we”, or related terms in this Annual Information Form (“AIF”), refer to Solaris Resources Inc. and include, where the context requires, its subsidiaries.

All information contained in this AIF is as at March 16, 2023, unless otherwise stated.

1.2 Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company’s audited consolidated annual financial statements for the years ended December 31, 2022 and December 31, 2021 (the “Financial Statements”), as well as the accompanying Management’s Discussion and Analysis (“MD&A”) for such periods. The Financial Statements and MD&A are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com under the Company’s profile.

1.3 Currency

All references to “$” or “dollars” in this AIF are to United States dollars, unless otherwise expressly stated. References to “C$” are to Canadian dollars.

1.4 Scientific and Technical Information

Unless otherwise indicated, scientific and technical information in this AIF has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris and a “Qualified Person” (“QP”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

ITEM 2: CAUTIONARY NOTES

2.1 Cautionary Note Regarding Forward Looking Statements and Forward Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur; exploration and development plans; financial capacity and availability of capital; statements regarding perceived merit of properties, budgets, work programs, use of available funds, and operational information; the Company’s intention to retain all future earnings and other cash resources for the future development and operation of its business; the Company’s intention not to declare or pay any cash dividends in the foreseeable future; and the Company’s intention to effect the proposed Re-Organization and Spin-Out. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, or “might” occur or be achieved. Any such forward-looking statements are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements. Such factors and assumptions may include, but are not limited to: assumptions concerning copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; assumptions regarding obtaining required approvals; and other assumptions used as a basis for preparation of the Technical Report (as defined below).

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: the ability to raise funding to continue exploration, development and mining activities; share price fluctuation; global economic conditions; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; permitting risk; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; fraud and corruption; ethics and business practices; Solaris may in the future become subject to legal proceedings; Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; key management; dependence on highly skilled personnel; competition, significant shareholders; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; and measures to protect endangered species may adversely affect the Company’s operations, as well as those factors discussed in ITEM 7: “Risk Factors” below.

Although the Company has attempted to identify important factors and risks that could affect the Company and might cause actual actions, events or results to differ, perhaps materially, from those described in forward-looking statements, there may be other factors and risks not identified herein that cause actions, events or results not to occur as projected, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this AIF speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

2.2 Cautionary Note to United States Investors Regarding Classification of Mineral Resource Estimates

The disclosure in this AIF has been prepared in accordance with the requirements of Canadian securities laws. Disclosure, including scientific or technical information, has been made in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Reserves and Mineral Resources (the “CIM Definition Standards”), which establish standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101 and the CIM Definition Standards, differ significantly from the requirements of the United States Securities and Exchange Commission.

Accordingly, information contained in this AIF containing descriptions of the Company’s mineral property may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ITEM 3: CORPORATE STRUCTURE

3.1 Name, Address and Incorporation

The Company was incorporated on June 18, 2018 under the Business Corporations Act (British Columbia) (“BCBCA”) under the name “Solaris Copper Inc.” On November 26, 2019, Solaris amended its articles of incorporation to change its name from “Solaris Copper Inc.” to “Solaris Resources Inc.”. The registered and head office of the Company is located at Suite 555 – 999 Canada Place, Vancouver, B.C., V6C 3E1.

3.2 Inter-corporate Relationships

The following diagram illustrates the organizational structure of Solaris, including its subsidiaries, as of the date of this AIF. In certain instances, subsidiaries have been excluded where the total assets of that subsidiary does not exceed 10% of the consolidated assets of Solaris or, for the omitted subsidiaries together, in aggregate of 20% of the consolidated assets of Solaris.

All entities noted in the chart above are 100% owned, except as indicated below:

1.	Minera Ricardo Resources Inc. S.A. is 100% owned by Lowell Copper Holdings Inc., except for one share held by Solaris.

2.	Lowell Copper S.A.C. is 100% owned by Lowell Copper Holdings Inc., except for one share held by Solaris.

3.	Minera Gabriella S.A. de C.V. is 100% owned by Lowell Copper Holdings Inc., except for one share registered in the name of J. David Lowell.

4.	Minera Torre de Oro, S.A. de C.V. is 60% owned by Minera Hill 29 SA de CV (an indirect subsidiary of Solaris) and 40% owned by Aur Mexcay Inc., a subsidiary of Teck Resources Limited.

5.	Ascenso Inversiones, S.A. is 100% owned by Lowell Copper Holdings Inc., except for 0.01% of shares held by a legal representative.

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS

4.1 Three Year History

Set out below is a summary of how the Company’s business has developed over the last three completed financial years. In accordance with Form 51-102F2 Annual Information Form, the below summary includes only events, such as acquisitions or dispositions, or conditions that have influenced the general development of the business.

2020

On March 2, 2020, the Company announced the completion of a pilot project on Warintza, which was facilitated by the government of Ecuador in advance of the establishment of a Prior Consultation norm for the country. The purpose of Prior Consultation is to create opportunities for transparent dialogue in order for Indigenous people to reach agreement and consensus regarding development in their communities and how it relates to national and regional development. The success of the pilot project highlighted the Company’s innovative community social relations program and can form the design of a model Prior Consultation process for the rest of the country.

On May 1, 2020, the Company completed a consolidation of its common shares on the basis of one post-consolidation Solaris common share for two pre-consolidation Solaris common shares (the “Consolidation”). As a result of the Consolidation, Solaris common shares issuable pursuant to the Company’s outstanding Solaris Options, Warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis (all references to securities in this AIF are provided on a post-consolidation basis). Also, in May 2020, the Company regretfully announced the passing J. David Lowell, a consultant and strategic partner of the Company. Mr. Lowell discovered 17 major minerals deposits over a 50-year career. The Company’s flagship project, Warintza, was one of two major discoveries Mr. Lowell made from a regional exploration program he led in the early 2000s. His other discovery, Mirador, was made in an unrelated company and the deposit has since been developed into Ecuador’s largest mine.

On May 28, 2020, the Company completed a non-brokered private placement financing raising gross proceeds of C$20,000,000 on the issuance of 25,000,000 units of the Company at a price of C$0.80 per unit, with each unit consisting of one Solaris common share and one Warrant. Each Warrant entitles the holder to acquire one Solaris common share at a price of C$1.20 for a period of three years. Subsequently, on June 10, 2020, the Company completed a further financing for C$1,200,000 on the issuance of 1,500,000 units on the same terms as the May 28, 2020 financing. Certain of the Company’s executives, directors and greater than 10% shareholders subscribed for C$19.7 million in units.

The proceeds from the May and June 2020 private placements were used to advance exploration efforts at the Company’s properties, including a comprehensive geophysical survey and expanded drilling program at Warintza, and for general and working capital purposes.

On July 13, 2020, Solaris common shares commenced trading on the TSX Venture Exchange.

On August 10, September 28 and November 23, 2020, Solaris reported assay results from the ongoing 40,000 metre (m) diamond drill program at its Warintza Project.

On December 31, 2020, the Company completed a non-brokered private placement financing raising gross proceeds of C$80.6 million on the issuance of 15.5 million units of the Company at a price of C$5.20 per unit, with each unit consisting of one Solaris common share and one half of one Warrant. Each Warrant entitles the holder to acquire one Solaris common share at a price of C$6.75 for a period of two years. Certain of the Company’s executives, directors and greater than 10% shareholders subscribed for C$44.9 million in units.

2021

On February 9, 2021, Solaris common shares commenced trading on the Toronto Stock Exchange.

On February 16, 2021, Solaris announced a new discovery at Warintza West and that it was doubling its drill program to 12 rigs.

On July 20, 2021, Solaris announced a new discovery at Warintza East.

On December 6, 2021, the Company announced its intention of transferring its non-core assets held in Ecuador, Peru, Chile and Mexico into a newly incorporated wholly owned subsidiary of Solaris named Solaris Exploration Inc. pursuant to an internal re-organization (the “Re-Organization”). Following the Re-Organization, it is expected that 100% of the common shares of Solaris Exploration will be spun out to shareholders relative to their shareholdings in Solaris (the “Spin-Out”).

2022

On January 18, 2022, Solaris announced a new discovery at Warintza South.

On March 21, 2022, Solaris and Electric Corporation of Ecuador (CELEC EP) announced a memorandum of understanding for CELEC EP to supply low cost, emission-free hydroelectric power to the Warintza Project.

On April 4, 2022, Solaris announced drill results adding to the near surface, high-grade northeast and southeast extensions of the Warintza Project, signaling priorities for further growth beyond mineral resources.

On April 18, 2022, Solaris announced an updated mineral resource estimate at its Warintza Project.

On June 9, 2022, Solaris and the government of Ecuador announced an Investment Protection Agreement for the Warintza project. The agreement was signed on December 22, 2022, securing the stability of regulations and tax incentives to accelerate development.

On November 14, 2022, Solaris announced a significant expansion at Warintza East.

ITEM 5: DESCRIPTION OF THE BUSINESS

Summary

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes: a world class large-scale resource with expansion and additional discovery potential at the Warintza copper and gold project in Ecuador; discovery potential on the grass-roots Tamarugo project in Chile and Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60%-interest in the La Verde joint-venture project with Teck Resources in Mexico. Solaris common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “SLS” and on the OTCQB under the symbol “SLSSF”.

Specialized Skill and Knowledge

Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry and exploration finance and are complemented by an experienced board of directors (the “Board”). See ITEM 12: “Directors and Officers” below.

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See ITEM 7: “Risk Factors” below.

Environmental Protection

The current and future operations of the Company are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, greenhouse gas emissions, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Specifically, the Warintza Project is being advanced in accordance with Ecuador’s Mining Law, Environmental Organic Code (“COA”), Mining Environmental Regulations, Unified Text of Secondary Environmental Legislation, and an array of other applicable norms, standards, laws and regulations.

Compliance with such laws and regulations increases costs and may cause delays in planning, designing, drilling and developing the Warintza Project. The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process, however it is often impossible to anticipate and mitigate all administrative delays. Currently, costs associated with compliance are considered to be normal compared to other South American countries.

Employees

As of December 31, 2022, the Company directly employed 64 employees.

Foreign Operations

The Company’s mineral properties are located in Ecuador, Mexico, Chile and Peru, and its operations are substantially carried out in those countries. See ITEM 7: “Risk Factors” below.

Social or Environmental Policies

Solaris and the local Shuar communities of Warints and Yawi announced the signing of an Impacts and Benefits Agreement for Warintza (the “IBA”) in September 2020, which was subsequently updated in March 2022. The IBA provides certainty of community support for the responsible advancement of the project from exploration and development through to production and is a major milestone in the Company’s innovative CSR program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually-beneficial resource development in partnership with Indigenous communities. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous partners. Solaris continues to work with the applicable regulatory officials in Ecuador and the Shuar Indigenous Community to proceed with further exploration and development of the project, while working to ensure the health and safety of employees, contractors and the community.

ITEM 6: MATERIAL MINERAL PROJECT

6.1 Current Technical Report

The Company’s only material mineral project is the Warintza Project (the “Project”). The technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador”, effective April 1, 2022 (filed on SEDAR on May 30, 2022) prepared by Mario E. Rossi of GeoSystems International, Inc. (the “Technical Report”) is incorporated by reference herein and the summary of the Technical Report is set out below.

Introduction

The purpose of the report is to disclose an updated mineral resource estimate (“MRE” or the “Resource”) for the Warintza Project (“Warintza” or the “Project”) located in southeastern Ecuador and owned by Solaris Resources Inc. (“Solaris” or the “Company”).

Mario E. Rossi, FAusIMM, SME, IAMG, Principal Geostatistician of Geosystems International Inc. (“GSI”), prepared this technical report (the “Report”). Mr. Rossi is a Qualified Person (“QP”) pursuant to National Instrument 43-101 (“NI 43-101”) and is independent of Solaris Resources under Section 1.5 of NI 43-101. Mr. Rossi has over 30 years of experience in mining and geostatistics, mineral resource and reserves estimation, audits, and reviews in over 100 mining projects at various stages of development and operation. GSI is an independent, international mining consulting practice offering services specializing in porphyry deposits from exploration through feasibility, mine planning, and production.

The Report has an effective date of April 1, 2022. All information and assumptions discussed in the Report were determined as of the effective date. In Section 1, tables and production statistics are reported in metric units. All prices and costs used in this Report are based on US Dollars (USD).

Solaris is a Canadian-based metals mining company advancing a portfolio of copper assets in the Americas, focused on its Warintza Project in Ecuador which features a broad cluster of outcropping copper porphyry deposits anchored by a large-scale, high-grade open-pit resource inventory at Warintza Central. Ongoing efforts are focused on rapid resource growth and further discovery drilling. The Company offers additional discovery potential at its portfolio projects, Capricho and Paco Orco in Peru, Ricardo, and Tamarugo, via option agreements with Freeport-McMoRan in Chile and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture with Teck Resources in Mexico.

Solaris’ headquarters is located at Suite 555, 999 Canada Place, Vancouver, BC, V6C 3E1, Canada, and the Company is listed on the Toronto Stock Exchange under the symbol “SLS” as well as on the OTCQB Venture Market under the symbol “SLSSF”. Further information is available at www.solarisresources.com.

The Report supersedes the Technical Report titled “Resource Estimate of the Warintza Central Cu-Mo Porphyry Deposit” with an effective date of December 13, 2019.

Property Description and Ownership

The Warintza Project is located in southeastern Ecuador, in the Province of Morona Santiago. It occupies the district of San Miguel de Conchay and San Antonio in the Limón Indanza Canton and San Carlos de Limón in the San Juan Bosco Canton. In the Project area, there are communities that identify themselves as belonging to the Shuar original peoples (96%) and to mixed ethnicity (4%).

The Project is situated 85 kilometers (“km”) east of the major city of Cuenca in a rural part of the Cordillera del Cóndor, an inland mountain range forming the border between Ecuador and Peru. The Property is centered at 3º10’ S latitude and 78º17’ W longitude (PSAD-56 UTM Zone 17S: 800186E; 9648676N). The Project can be accessed by an unimproved road from the nearest national Highway 45, approximately 20 km from the Warintza Project. An unsealed, approximately 550 meters (“m”) long, airstrip at the village of Warintza provides additional access to the Project by airplane or helicopter.

The Project is 100% owned by Solaris and includes nine metallic mineral concessions covering 268 square kilometers (“km²”) (“Warintza Property” or the “Property”). Four concessions with an area of 10 km² are permitted for exploration activities, including drilling and path construction. There are four additional concessions contiguous with the original concession and one concession to the northwest.

The climate of the Project is classified as tropical, with an average annual temperature of 23.0°C and average annual rainfall of 1,827 millimetres (“mm”). Rainfall is significant year-round but peaks in May, whereas the temperature is consistent year-round. From a mineral exploration point of view, the Property can be explored year-round.

The terrain surrounding the Project is mountainous to rolling hills and valleys, with elevations from 1,000 m to 2,700 m above mean sea level.

Geology and Mineralization

The Property is underlain by Jurassic supracrustal volcanic and sedimentary rocks of the Mishuallli Member of the Chapiza Formation, as well as Jurassic granitoids of the Zamora Batholith. These rocks are intruded by a series of plutonic and porphyritic intrusions of intermediate composition, from quartz- monzonite, through to granodiorite, to diorite, emplaced as outliers of the Zamora batholith in proximity to its eastern contact with Misahualli volcanic and volcano-sedimentary rocks.

Porphyry copper bearing dikes and stocks at Warintza Central were principally emplaced in precursor plutonic stocks, whereas Warintza South and Warintza East intruded Misahuallí volcanic and volcano- sedimentary rocks. Late Jurassic syn-mineralization porphyry that hosts the Warintza Central deposit is of similar age to other nearby porphyry and epithermal deposits in the Zamora copper-gold belt (e.g., Fruta del Norte, Mirador).

Warintza Central is a calc-alkalic copper-molybdenum porphyry deposit with copper mineralization (but not molybdenum) partly redistributed by supergene processes to form leached and underlying supergene- enriched zones that both overlie primary mineralization. Three other discoveries have been made on the Property, including Warintza West, Warintza East, and Warintza South, but only partially drill-tested, with additional copper-molybdenum anomalies at Yawi and El Trinche and elsewhere on the Property.

Mineral Resource Estimate

The MRE was prepared by GSI and includes estimates of copper (“Cu”), molybdenum (“Mo”), and gold (“Au”) resources and was based on over 64,500 m of diamond drilling data. Additionally, GSI also estimated in-situ density values from 1,599 samples available.

Cu grades were estimated based on 10 separate domains, while Mo was based on seven domains and Au on four domains. These domains are, in turn, based on the underlying geologic model prepared by Solaris, validated by GSI, and include a lithology model, an alteration model, and a mineralization model. Available structural information was used in the interpretation of the Warintza geologic model.

Detailed statistical and geostatistical analyses were used to develop the grade estimation strategy, including the definition of an appropriate composite length; the restriction of outlier grades (capping); contact (grade profile) analysis for all domains and for the three metals; the use of correlogram models to understand and apply the continuity of grades within each domain; and the overall grade estimation strategy applied in the resource estimates.

The grades estimated into the block model were properly validated using statistical and visual tools, concluding that the grade estimates are reasonable.

Resource classification was implemented on the nominal notion that at least two drill holes are required within 100 m to declare block Indicated mineral resources, with all other estimated blocks classified as Inferred mineral resources. There are no Measured mineral resources classified at Warintza. The final coding into the resource model blocks of the classification was completed by interpreting by hand, on plan level, the Indicated mineral resource areas. No Indicated mineral resources were classified in the Warintza East and El Trinche areas or at elevations below 545 m.

The mineral resources have been developed according to the 2014 CIM Definition Standards and were prepared according to CIM Best Practice Guidelines (CIM, 2019), reported in accordance with Canadian Securities Administrators’ National Instrument 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.

To assess the “Reasonable Prospects for Eventual Economic Extraction,” GSI constrained the overall estimated grades by running a pit optimization on the block model. The results of the pit optimization were used solely to test the “Reasonable Prospects for Eventual Economic Extraction” by an open-pit and do not represent an attempt to estimate mineral reserves.

Although it is not certain that additional drilling will add to the current resource base, the incorporation of 87% of the current mineral inventory into the open-pit-constrained resource highlights the fact that the current resource base and constraining pit is limited by the current drilling and the early stage of the Project. The Inferred open-pit mineral resources in the Warintza Central deposit within the constraining optimized pit shell are reported at a 0.3% CuEq cut-off grade, summarized in Table 1.

Table 1: Warintza Mineral Resource at 0.3% CuEq Cut-Off Grade, Effective April 1, 2022

Cut-off	Resource Category	Tonnage Above Cutoff	Grade Above Cutoff				Contained Metal Above Cutoff
CuEq (%)		(Mt)	CuEq (%)	Cu (%)	Mo (%)	Au (g/t)	CuEq (Mt)	Cu (Mt)	Mo (Mt)	Au (Moz)
0.3	Indicated	579	0.59	0.47	0.03	0.05	3.45	2.7	0.15	0.93
	Inferred	887	0.47	0.39	0.01	0.04	4.17	3.48	0.13	1.08

Notes to Table 1:

1.	The mineral resource estimates are reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.
2.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using NPV Scheduler™ pit optimization software with the following assumptions: metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au; operating costs of US$1.50/t + US$0.02/t per bench for mining, US$4.50/t milling, US$0.90/t G&A; recoveries of 90% Cu, 85% Mo, and 70% Au.
3.	Resource includes grade capping and internal dilution. Grade was interpolated by ordinary kriging, populating a block model with block dimensions of 25m x 25m x 15m.
4.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
5.	Copper equivalent assumes recoveries of 90% Cu, 85% Mo, and 70% Au, based on preliminary metallurgical test work and metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au. CuEq formula: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t).
6.	The Qualified Person is Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc.
7.	All figures are rounded to reflect the relative accuracy of the estimate.
8.	The effective date of the mineral resource estimate is April 1, 2022.

9.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using NPV Scheduler™ pit optimization software with the following assumptions: metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au; operating costs of US$1.50/t + US$0.02/t per bench for mining, US$4.50/t milling, US$0.90/t G&A; recoveries of 90% Cu, 85% Mo, and 70% Au.
10.	Resource includes grade capping and internal dilution. Grade was interpolated by ordinary kriging, populating a block model with block dimensions of 25m x 25m x 15m.
11.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
12.	Copper equivalent assumes recoveries of 90% Cu, 85% Mo, and 70% Au, based on preliminary metallurgical test work and metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au. CuEq formula: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t).
13.	The Qualified Person is Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc.
14.	All figures are rounded to reflect the relative accuracy of the estimate.
15.	The effective date of the mineral resource estimate is April 1, 2022.

The sensitivity of Warintza MRE to cut-off grades is shown in Table 2, including the resources developed within an “Indicative Starter Pit” shell, reported at a 0.6% CuEq cut-off grade.

Table 2: Warintza Mineral Resource Estimate Summary and Cut-Off Grade Sensitivity

Cut-off	Category	Tonnage	Grade				Contained Metal
CuEq (%)		(Mt)	CuEq (%)	Cu (%)	Mo (%)	Au (g/t)	CuEq (Mt)	Cu (Mt)	Mo (Mt)	Au (Moz)
0.2%	Indicated	736	0.52	0.40	0.02	0.05	3.84	2.95	0.18	1.11
	Inferred	1,558	0.37	0.31	0.01	0.03	5.80	4.80	0.19	1.63
0.3% (Base Case)	Indicated	579	0.59	0.47	0.03	0.05	3.45	2.70	0.15	0.93
	Inferred	887	0.47	0.39	0.01	0.04	4.17	3.48	0.13	1.08
0.4%	Indicated	442	0.67	0.54	0.03	0.05	2.97	2.38	0.12	0.77
	Inferred	539	0.55	0.47	0.01	0.04	2.96	2.53	0.08	0.71

‘Indicative Starter Pit’

0.6%	Indicated	180	0.82	0.67	0.03	0.07	1.49	1.20	0.06	0.38
	Inferred	107	0.73	0.64	0.02	0.05	0.79	0.69	0.02	0.17

Notes to Table 2:

1.	The mineral resource estimates are reported in accordance with the CIM Definition Standards for Mineral Resources & Mineral Reserves, adopted by CIM Council May 10, 2014.
2.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using NPV Scheduler™ pit optimization software with the following assumptions: metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au; operating costs of US$1.50/t + US$0.02/t per bench for mining, US$4.50/t milling, US$0.90/t G&A; recoveries of 90% Cu, 85% Mo, and 70% Au.
3.	Resource includes grade capping and internal dilution. Grade was interpolated by ordinary kriging, populating a block model with block dimensions of 25m x 25m x 15m.

4.	The ‘Indicative Starter Pit’ is based on the same assumptions as the Resource except utilized metal prices of US$1.00/lb Cu, US$7.50/lb Mo, and US$750/oz Au. No economic analysis has been completed by the Company, and there is no guarantee that an ‘Indicative Starter Pit’ will be realized or prove to be economic.
5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6.	Copper equivalent assumes recoveries of 90% Cu, 85% Mo, and 70% Au, based on preliminary metallurgical test work and metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au. CuEq formula: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t).
7.	The Qualified Person is Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc.
8.	All figures are rounded to reflect the relative accuracy of the estimate.
9.	The effective date of the mineral resource estimate is April 1, 2022.

Conclusions and Recommendations

Warintza is a highly prospective Cu-Mo-Au porphyry deposit within the Cordillera del Cóndor. Exploration efforts in the belt have identified numerous porphyry, Au skarn, and epithermal Au deposits, all related to Late Jurassic magmatism. Warintza is a typical porphyry system that has the potential to become a world-class Cu-Mo-Au resource, while the potential for other deposit types exists but have not been explored.

After less than two years and less than 65,000 m of core drilling, which have tested mainly the Warintza Central area, this MRE shows a very significant tonnage amenable to open-pit mining. It also shows that the mineralization is open in several directions and that there are several additional deposits which have significant target footprints, adjacent and nearby to Warintza Central, that require further exploration.

Infill drilling is required within both Warintza Central and Warintza East, but more importantly, drilling to date has not defined the limits of mineralization, with a reasonable expectation that additional drilling will result in an increase in the known dimensions of the mineralization.

Straightforward grass-roots exploration techniques work well in the Cordillera del Cóndor. Numerous porphyry deposits have been discovered in the area by initial panned concentrate stream sediment sampling, followed by prospecting, rock sampling, ridge soil sampling, grid soil sampling, and finally, scout drill-testing of geochemical anomalies. At Warintza, there are additional targets that have yet to be investigated by drilling.

Warintza Central and Warintza East are the subjects of this MRE. Both are open at depth and laterally. These are good prospects for additional drilling to expand the Resource in both areas.

Early exploration at Warintza prior to Solaris’ involvement was hampered by community and social issues, and although this still presents a risk, efforts by the Company have allowed for the development of a supportive relationship and advancement of the Project. The return of the surface rights covering the Shuar communities, along with ongoing community consultation and community development efforts, have culminated in the Company entering into an Impact and Benefits Agreement with the host communities.

Test work optimization is ongoing, and a full characterization of Warintza’s mineralization is still pending. It is merited that, in the near-term, a Preliminary Economic Assessment (“PEA”) be developed, which will require a more complete understanding of the mineralization’s response to beneficiation methods. From the testing completed to date, plus comparisons to similar porphyry deposits, it is likely that mineralization is amenable to conventional metallurgical processes.

Additional diamond core drilling for the Warintza Central deposit is recommended. There are two simultaneous objectives: resource expansion and increase in resource confidence (categorization). Among these two objectives, if additional geologic information warrants it, targeting new areas of higher-grade mineralization (supergene enrichment or high-grade primary mineralization) should be prioritized.

Infill, resource expansion, exploration and geometallurgical drilling (at PQ diameter) and studies to support a PEA based on an updated MRE should be completed. The combined objectives are likely to require an additional 44,000 m of drilling, with the resource expansion drilling component at Warintza Central and Warintza East and follow-up drilling at the Warintza West discovery amounting to approximately 24,000 m of this total. Together, these programs would cost approximately $25 million, inclusive of camp costs, infrastructure development, and community costs. Further infill drilling, geometallurgical and geotechnical drilling, together with other technical, environmental and market studies in support of a Pre-Feasibility Study could cost an additional $40 million.

ITEM 7: RISK FACTORS

Solaris’ business activities are subject to significant risks, but not limited the risks described below. Any of the following risks could have an adverse material effect on Solaris, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Solaris. These risks are in addition to those discussed in technical reports and other documents filed by Solaris from time to time on SEDAR. In addition, other risks and uncertainties not presently known by management of Solaris or that management currently believes are immaterial could affect Solaris, its business and prospects. The following risk factors are not a definitive list or description of all the risks associated with Solaris’ business but are intended to indicate what management considers to be significant considerations as of the date of this AIF:

Ability to raise funding to continue exploration, development and mining activities

Solaris has no revenues from operations and has recorded losses since inception. Solaris expects to incur operating losses in future periods due to continuing expenses associated with advancing its mineral projects, seeking new business opportunities, and general and administrative costs. If the Company continues to maintain existing exploration activities throughout the next twelve months, the current cash balances may not be sufficient to fund these expenditures. The Company has the ability to scale back such activities as necessary to ensure that it has sufficient cash to fund committed exploration expenses and general and administrative costs for the next twelve months. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan, raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. There can be no guarantees that future equity financing will be available on acceptable terms or at all, in which case the Company may need to reduce its longer-term exploration plans. These financing requirements will result in dilution of existing Solaris shareholders. Failure to obtain such financing may result in delay or indefinite postponement of Solaris’ activities. In addition, the outbreak of the novel coronavirus (“COVID-19”) is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s ability to obtain financing to fund its activities and conduct business are not known at this time.

Global economic conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Solaris’ access to capital or increase the cost of capital and may adversely affect Solaris’ operations.

Solaris is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact Solaris’ ability to obtain capital on terms favourable to it or at all. Increased market volatility may impact Solaris’ operations which could adversely affect the trading price of Solaris common shares.

Limited supplies, supply chain disruptions, and inflation

Our exploration activities require skilled personnel and a supply of other resources, such as natural gas, diesel, oil and electricity. Supply may be interrupted due to a shortage or the scarce nature of inputs. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. COVID-19 has had a significant impact on global supply chains that have not fully recovered, which has impacted our ability to source supplies required for our exploration activities and has increased the costs of those supplies. Global supply chains have been further affected by the current conflict between Russia and the Ukraine and could be strained further by any exacerbation of this conflict. Any interruptions to the procurement and supply of resources, or the availability of skilled personnel, as well as increasing rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Russia-Ukraine Conflict

In late February 2022, Russia launched a large-scale military attack on Ukraine, which amplified global geopolitical tensions. In response to the military action by Russia, various countries, including Canada, issued broad-ranging economic sanctions against Russia. Such sanctions and any future sanctions against Russia may adversely impact, among other things, the Russian economy, which directly and indirectly affect various sectors of the economy, disrupt the global supply chain, and increase inflationary pressures. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, and therefore have a significant negative effect on the ability of the Company to obtain equity financing to fund additional exploration activities.

Negative operating cash flow

Solaris has negative operating cash flow and may continue to have negative operating cash flow in future periods. To the extent that Solaris has negative operating cash flow, Solaris will need to continue to deploy a portion of its cash reserves to fund such negative operating cash flow. Solaris expects to continue to sustain losses in the future until it begins to generate revenue from the commercial production of its properties. There is no guarantee that Solaris will ever have commercial production or be profitable.

Uncertainty of future revenues or of a return on investment

It is difficult to evaluate Solaris’ business and future prospects. Solaris has no history of earnings, and operating losses are expected to continue for the foreseeable future. While Solaris’ Board is optimistic about Solaris’ prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. There is no assurance that Solaris common shares will provide a return on investment in the future. Solaris has no plans to pay dividends in the future.

No defined reserves with no mineral properties in production or under development

Solaris is an early exploration and development company and all properties are in the exploration stage. Management has not defined or delineated any proven or probable reserves on any of Solaris’ properties. Mineral exploration involves significant risk and few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Management cannot confirm the presence of any proven or probable reserves at Warintza or any other properties. The failure to establish proven or probable reserves could severely restrict Solaris’ ability to implement its strategies for long-term growth. In addition, mineral resource figures are estimates only. The estimates are expressions of judgment based on knowledge, mining industry experience, the analysis of drill and other results, as well as industry practices.

Further, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be classified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Speculative nature of mineral exploration and development

The exploration for and development of mineral deposits involves significant risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Solaris’ mineral projects will only follow upon obtaining satisfactory results. There is no assurance that Solaris’ exploration and development activities will result in any discoveries of commercial bodies of ore, or that any of Solaris’ mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Solaris being unable to receive an adequate return on invested capital.

The process of mining, exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Solaris evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Solaris cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Solaris. See “Uninsured Risks” below for more details.

Spin-out of non-core assets

On December 6, 2021, the Company announced a proposed spin-out of non-core assets to create Solaris Exploration Inc. Shareholders are cautioned that the spin-out is subject to various customary approvals including shareholder approval and approval of the Supreme Court of British Columbia. There is no guarantee that the required approvals are obtained and, even if the required approvals are obtained, there is no guarantee that the spin-out will occur in a timely fashion (if at all), or that it occurs on the terms announced by Solaris.

Risk of global outbreaks and contagious diseases

The risk of global outbreaks, including COVID-19, have the potential to significantly and adversely impact Solaris’ operations and business. On March 11, 2020, the World Health Organization recognized COVID-19 as a global pandemic. Solaris is continuously evaluating the uncertainty and impact of the outbreak on the Company and its ability to operate due to employee absences, the length of travel and quarantine restrictions imposed by governments of affected countries, disruption in the Company’s supply chains, information technology constraints, government interventions, market volatility, overall economic uncertainty and other factors currently unknown and not anticipated.

There can be no certainty that COVID-19, or other infectious illness, and the restrictive measures implemented to slow the spread of the virus will not materially impact Solaris’ operations or personnel in the coming year. It is not possible for Solaris to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations or ability to raise funds at this time.

Risks from international operations

Changes in political situations may affect the manner in which Solaris operates. The operations of Solaris are conducted in Ecuador, Mexico, Chile and Peru which are exposed to various levels of economic, political, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, violence, more prevalent or stronger organized crime groups, political instability, corruption, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. These countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations. The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which Solaris operates that affect foreign ownership, mineral exploration, development of mining activities and may affect Solaris’ viability.

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Relationships with, and claims by, local communities and indigenous groups

Warintza was in a period of inactivity from late 2006 as a result of social unrest within the surrounding communities and lack of support for mineral exploration within Ecuador. In 2018, Solaris restored the relationship with local communities and commenced consultation. With the community’s support Solaris initiated exploration activities in 2019. Solaris has committed to on-going community engagement and returned 2,349.67 ha surface rights to local Shuar Nations of Warints and Yawi as an integral step to restoring the community’s acceptance of activity on Warintza. During the third quarter of 2020, Solaris and the local Shuar communities of Warints and Yawi announced the signing of the IBA, which was subsequently updated in the first quarter of 2022. While the IBA represents significant progress for the development of Warintza, continued development at Warintza is largely contingent on the continued support of these local communities. Any deterioration in Solaris’ relationship with these communities would significantly negatively impact the development of Warintza.

In addition, despite the positive steps taken to restore the local Shuar communities acceptance of activity at Warintza, opposition to mining activities in Ecuador by a number of non-governmental organizations (“NGOs”) and their influence on indigenous groups may ultimately affect permitting, operations, and Solaris’ reputation. Solaris undertakes various initiatives, involving or for the benefits of local communities, in accordance with its responsible and transparent mining strategies. While Solaris is committed to operating in a socially responsible manner, there can be no assurance that its efforts, in this respect, will mitigate any country risk.

Geopolitical risk

Warintza is located in Ecuador, South America. As a result, the Project is subject to certain risks and possible political and economic instability specific to Ecuador, such as the outcome of political elections and the possible turnover of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, risk of corruption including violations under applicable foreign corrupt practices laws, military repression, war, civil disturbances, criminal and terrorist acts, arbitrary changes in laws, expropriation, nationalization, renegotiation or nullification of existing agreements and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company and, among impacts, could result in the impairment or loss of mineral concessions or other mineral rights.

Exploration, development or production may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploitation and production, price controls, export controls, income taxes, labour and immigration, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety. These factors may affect both Solaris’ ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

Ecuador's most recent presidential elections took place on April 11, 2021, securing a new government over the next four-year term effective on May 24, 2021. The Company continues to believe the results were a positive outcome for the mining sector, signaling the return to power of a mining-friendly government, removing uncertainty associated with the election, and providing the basis for continued support of the industry and reforms aimed at improving the environment for the sector to grow. However, any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of Solaris and may adversely affect its business. The Company faces the risk that future governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect Solaris’ business.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

Permitting risk

Solaris’ mineral exploration and development activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities in Ecuador, Mexico, Chile and Peru. Solaris may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties. Delays may occur in connection with obtaining necessary renewals or permits for Solaris’ existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Solaris can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business

While the Company seeks to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Furthermore, increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

The Company’s concessions are subject to pressure from artisanal and illegal miners

Several of the Company’s concessions are located close to communities with long-standing artisanal, often illegal, mining traditions. Limited economic opportunities in these areas contribute to making gold mining an attractive field of work for local individuals and small associations and companies, who at times view concessions belonging to the Company as particularly attractive targets for alluvial or hard rock mining. In some cases, the local operators (occasionally financed by outsiders), having exhausted development opportunities at their current location may seek to expand or relocate their activities into areas controlled by the Company. In other cases, illegal miners may relocate to one of the Company’s concession areas in response to government pressure that has shut down their prior operations. Local and national political and regulatory authorities may come under pressure to support or not impede the ambitions of these local actors. The Company monitors local mining activities and is in regular contact with regulatory and political authorities to anticipate and manage issues as they arise, however not every incursion can be readily identified. Nonetheless, there is a risk that in the future, due to political or social factors, regulators may make decisions to grant access to artisanal miners that impact the viability of the Company’s projects.

The inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control

The Company’s activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated, or controlled. These risks include, but are not limited to, tectonic or weather activity that may provoke landslides or other impacts, labour disruptions, legislative and regulatory changes, crime, the inability to obtain adequate sources of power, water, labour, suitable or adequate machinery and equipment, and expert attorneys and consultants. In addition, the Company may be unable to acquire or obtain such requirements as water rights and surface rights, which may be critical for the continued advancement of exploration, development and operational activities on its mineral concessions. These processes could generate delays and adverse decisions, however unexpected, could negatively impact project development and the Company’s prospects.

Land title risk

Although Solaris has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all the mineral claims, licenses, concessions and other rights in and to lands comprising its properties, there is no guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title to Solaris’ properties may be affected by undetected encumbrances or defects or governmental actions. Solaris has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged. Title insurance is generally not available for mineral properties. Failure by Solaris to meet its payment and other obligations pursuant to laws governing its mineral claims, licenses, concessions and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on Solaris, which could cause a significant decline in Solaris’ stock price.

Surface rights and access risks

Although the Company acquired the rights to some or all of the minerals in the ground pursuant to its mining concessions, it does not thereby acquire all rights to, or ownership of, the surface to the areas covered by its mining concessions. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out significant exploration work or mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the local jurisdictions in which the Company operates.

Fraud and corruption

Solaris’ operations are governed by, and involve interactions with, many levels of government in numerous countries. Solaris is required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which Solaris conducts business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Solaris’ internal procedures and programs may not always be effective in ensuring that Solaris, its employees, contractors or third-party agents will comply strictly with such laws. If Solaris becomes subject to an enforcement action or in violation of such laws, this may have a material adverse effect on its reputation, result in significant penalties, fines, monitoring and investigation costs and/or sanctions imposed on it, and/or have a material adverse effect on Solaris’ operations.

Ethics and business practices

Solaris maintains and requires adherence to policies governing ethical business conduct and practices, including prohibition of illegal payments, and respect for human rights and the individual. All personnel are expected to promote a respectful and inclusive workplace environment irrespective of ethnic background, gender, age or experience. Nevertheless, there is no assurance of compliance and the Company may be subject to allegations of discriminatory practices, harassment, unethical behavior, or breach of human rights.

Solaris may in the future become subject to legal proceedings

Solaris may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Solaris cannot reasonably predict the likelihood or outcome of any actions should they arise. If Solaris is unable to resolve any such disputes favorably, it may have a material adverse effect on Solaris’ financial performance, cash flows, and results of operations. Solaris’ assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Solaris’ properties, especially where mineral reserves have been located, could result in Solaris losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Solaris’ operations due to the high costs of defending against the claim. If Solaris loses a commercially viable property, such a loss could lower its future revenues, or cause Solaris to cease operations if the property represents all or a significant portion of Solaris’ mineral reserves.

Tax regime in Ecuador

The tax regime in Ecuador may be subject to differing interpretations, is subject to change without notice and the Company’s interpretations may not coincide with that of the Ecuadorian tax authorities. In order for there to be restrictions on the repatriation of earnings, the Government of Ecuador would need to reform through the National Assembly the Organic Code of Production, Commerce and Investment that grant rights to freely repatriate earnings. As a result, the taxation applicable to transactions and operations may be challenged or revised by the Ecuadorian tax authorities, which could result in significant additional taxes, penalties and/or interest. Given the complexity of the tax calculations and interpretations, there is a risk that the currently expected taxation regime will not be applied or that different tax authorities will not agree with the calculations which may negatively impact the Company and the economic feasibility of the Warintza Project. This risk has been diminished by the execution of the investment contract in December 2022 between the Company and the Government of Ecuador setting out the legal framework, tax and legal stability, contractual rights, tax incentives and guarantees for the Warintza Project.

There is also a risk that restrictions on the repatriation of earnings from Ecuador to foreign entities will be imposed in the future and the Company has no control over withholding tax rates. In addition, there are certain laws and regulations enacted in Ecuador that impose a capital gains tax on profits derived from the sale of shares, ownership interests and other rights, such as grant of rights for exploration concessions, exploitation, or similar activities of companies with permanent establishments in the country. The impact of these laws and regulations on the Company or its shareholders has not yet been determined.

Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgements obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces against substantially all of Solaris’ assets which are located outside Canada.

Commodity price risk

The price of Solaris common shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of copper, molybdenum and gold. Copper, molybdenum and gold prices fluctuate widely and are affected by numerous factors beyond Solaris’ control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world.

Exchange rate fluctuations

Solaris reports its results in U.S. dollars, while many of Solaris’ investments, costs and revenues may be denominated in other currencies. This may result in additions to Solaris’ reported costs or reductions in Solaris’ reported revenues. Fluctuations in exchange rates between currencies in which Solaris invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Solaris’ underlying operations.

Joint ventures

Solaris may enter into joint venture or similar arrangements with regard to future exploration, development and production properties (including potentially Solaris' concessions). There is a risk any future joint venture partner does not meet its obligations and Solaris may therefore suffer additional costs or other losses. It is also possible that the interests of Solaris or future joint venture partners are not aligned resulting in project delays or additional costs and losses. Solaris may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Property commitments

The properties held by Solaris may be subject to various land payments and/or work commitments. Failure by Solaris to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Infrastructure

Mineral exploration and development activities depend, to one degree or another, on adequate infrastructure. The costs, timing and complexities of developing Solaris’ projects may be greater than anticipated for certain property interest without access to reliable roads, bridges, power sources and water supply. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Solaris' operations, financial condition and results of operations.

Properties located in remote areas

Solaris’ exploration and development properties may be located in remote areas with challenging terrain, climate and access, resulting in technical challenges for conducting geological exploration. The remote location of Solaris’ operations may also result in increased costs and transportation difficulties, which could have a material adverse effect on Solaris’ business and results of operations.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Solaris on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Solaris’ exploration programs.

Dependence on highly skilled personnel

Solaris’ prospects depend in part on the services of key board members, executives and other highly skilled and experienced personnel focused on managing Solaris’ interests and the advancement of its mineral projects, as well as its other interests, in addition to the identification of new opportunities for growth and funding. The loss of these persons or Solaris’ inability to attract and retain additional highly skilled employees required for Solaris’ activities may have a material adverse effect on its business or future operations. Solaris does not currently maintain “key person” life insurance on any of its key employees.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Solaris competes with other mining companies, many of which have greater financial resources than Solaris, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Significant shareholders

Each of Solaris’ significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Solaris and the approval of certain corporate transactions. Solaris’ significant shareholders’ respective interests may differ from the interests of Solaris or its other shareholders. The concentration of ownership of the Solaris common shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Solaris.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Conflicts of interest

Certain of the directors and/or officers of Solaris also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Solaris and Solaris shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Uninsurable risks

As mentioned above, Solaris’ business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, and technical difficulties due to unusual or unexpected geologic formations. Such risks could result in personal injury or death, environmental damage, damage to and destruction of the facilities, delays in exploration and development, monetary losses and legal liability. For some of these risks, Solaris maintains insurance to protect against these losses at levels consistent with industry practice. However, Solaris may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to Solaris or to other companies in the mining industry on acceptable terms. Solaris might also become subject to environmental liability or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Solaris to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Information systems

Targeted attacks on Solaris’ systems (or on systems of third parties that Solaris relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Solaris’ IT systems could result in disruptions to Solaris’ operations, extensive personal injury, property damage or financial or reputational risks. As the threat landscape is ever-changing, Solaris must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Public company obligations

Solaris is subject to evolving corporate governance and public disclosure regulations that have increased both Solaris’ compliance costs and the risk of non-compliance, which could adversely impact Solaris’ share price.

Solaris is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. Solaris’ efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from operating activities to compliance activities.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Solaris may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Solaris may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Solaris’ failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Solaris’ business and negatively impact the trading price of the Solaris common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Solaris’ operating results or cause it to fail to meet its reporting obligations.

Solaris may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Solaris in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Solaris’ management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Solaris’ financial and disclosure controls will detect or uncover all failures of persons within Solaris to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Solaris’ controls and procedures could also be limited by simple errors or faulty judgments.

The Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Solaris often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, Solaris does not know how severe the impact may be on its ability to raise additional funds through equity issues. If Solaris is unable to obtain such additional financing, any investment in Solaris may be materially diminished in value or lost.

The value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares

The Company is authorized to issue an unlimited number of Solaris common shares without par value. The Company may issue more Solaris common shares in the future. Sales of substantial amounts of Solaris common shares (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Solaris common shares and the ability of the Company to raise equity capital in the future.

Future sales of common shares by existing shareholders

Sales of a large number of Solaris common shares in the public markets, or the potential for such sales, could decrease the trading price of the Solaris common shares and could impair the ability of the Company to raise capital through future sales of Solaris common shares.

Costs of land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the consolidated financial condition and results of operations of the Company.

Measures to protect endangered species may adversely affect the Company’s operations

The countries in which Company operates (including in particular, Ecuador) have diverse and fragile ecosystems and the federal government, regional governments, politicians, community leaders, and NGOs are vigilant in the protection of endangered species. The existence or discovery of an endangered species at or near the Company’s projects may have a number of adverse consequences to the Company’s plans and operations. For instance, the presence of an endangered species could require the Company to modify its design plans and construction, to take extraordinary measures to protect the species or to cease its activities temporarily or permanently, all of which would delay the Company’s exploration activities and have an adverse economic impact on the Company, which could be material. The existence or discovery of an endangered species at Warintza could also ignite NGO and local community opposition to the Company’s projects, which could present further challenges to exploration and development activities.

Environmental risks and hazards

All phases of the Company’s consolidated operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, including potential loss of title, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Changes in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, the Company expects that this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include extreme weather events such as increased frequency or intensity of wildfire seasons or prolonged drought which could have the potential to disrupt the Company’s operations. Effects of climate change or extreme weather events could cause prolonged disruption to the delivery of essential commodities, which may cause the Company’s production efficiency to be reduced.

The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

ITEM 8: DIVIDENDS

All of the Solaris common shares are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company’s articles which could prevent the Company from paying dividends as long as there are no reasonable grounds for believing that the Company is insolvent or the payment of dividends would render the Company insolvent.

The Company intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

ITEM 9: DESCRIPTION OF CAPITAL STRUCTURE

As of December 31, 2022, the Company had 122,660,841 Solaris common shares, 25,150,589 warrants, 26,085 restricted share units and 8,131,226 stock options outstanding.

The holders of the Solaris common shares are entitled to receive notice of all meetings of Shareholders and to attend and vote the Solaris common shares at the meetings. Each Solaris common share carries with it the right to one vote. The Solaris common shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions and there are no sinking fund provisions in relation to the Solaris common shares.

In the event of a liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Solaris common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board. See ITEM 8: “Dividends” above for particulars of the Company’s dividend policy.

ITEM 10: MARKET FOR SECURITIES

10.1 Trading Price and Volume

The Solaris common shares currently trade on the TSX under the symbol “SLS” and on the OTCQB under the symbol “SLSSF”. The following table sets out the high and low sale prices and the volume of trading of the Solaris common shares on the TSX on a monthly basis for the year ended December 31, 2022.

Period	Price (High) (C$)	Price (Low) (C$)	Volume
January	16.98	13.09	4,888,066
February	15.85	12.84	3,384,181
March	14.84	11.79	3,460,027
April	15.34	11.60	4,994,989
May	13.25	10.16	5,320,067
June	11.77	7.21	4,997,243
July	8.14	5.81	3,780,405
August	7.93	6.63	4,064,300
September	7.45	5.43	2,832,375
October	6.24	4.57	3,435,242
November	7.44	4.73	3,611,568
December	7.60	5.66	5,844,317

10.2 Prior Sales

No securities of the Company were sold by the Company during the year ended December 31, 2022.

ITEM 11: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date of this AIF, no securities of the Company are held in escrow.

ITEM 12: DIRECTORS AND OFFICERS

12.1 Name, Occupation and Security Holding

The following are the names and provinces/states/countries of residence of the directors and executive officers of the Company, the positions and offices they currently hold with the Company, their principal occupations during the five preceding years and the date they were appointed to their current office with the Company. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the provisions of the BCBCA or the articles of the Company.

Name, Residence and Office(s)	Principal Occupation During Past Five Years	Date of Appointment
Richard Warke Director, Executive Chairman West Vancouver, BC, Canada	Director and Executive Chairman of Titan Mining Corporation since October 2012 and President and CEO from October 2012 to September 2018; Executive Chairman of Augusta Gold Corp. since January 7, 2021; President and CEO of Armor Minerals Inc. since February 2015; Executive Chairman of Tethyan Resource Corp. from May 2019 to March 2020; Executive Chairman and Director of Arizona Mining Inc. from July 2008 to August 2018;	January 6, 2020
Daniel Earle President, CEO and Director Toronto, ON, Canada	Vice President and Director of TD Securities from June 2007 to October 2019.	November 18, 2019
Poonam Puri Director, Toronto, ON, Canada	Tenured Professor of Law at Osgoode Hall Law School; corporate lawyer and affiliated scholar at Davies, Ward, Phillips & Vineberg LLP.	February 23, 2023
Donald Taylor Director Oro Valley, AZ, USA	Director, President and CEO of Titan Mining Corporation and Augusta Gold Corp.; Director and COO of Arizona Mining Inc. between February 2015 and January 2016 respectively to August 2018.	January 6, 2020
Kevin Thomson Director Toronto, ON Canada	Senior Executive Vice-President, Strategic Matters of Barrick Gold Corporation since October 2014.	March 16, 2021
Ron Walsh Director Vancouver, BC, Canada	Chartered Professional Accountant; Founding partner of Walsh King LLP.	March 20, 2020
Sunny Lowe CFO Toronto, BC, Canada	Chief Financial Officer of INV Metals Inc. from 2018 to 2021; Vice President, Finance and Vice President, Internal Audit of Kinross Gold Corporation from 2013 to 2018.	October 1, 2021
Purni Parikh Senior VP, Corporate Affairs and Corporate Secretary Burnaby, BC, Canada	Senior Vice President, Corporate Affairs and Corporate Secretary for Augusta Gold Corp. Titan Mining Corporation; Senior Vice President, Corporate Affairs and Corporate Secretary of Arizona Mining from February 2010 and November 2007 respectively to August 2018.	November 18, 2019
Federico Velasquez President, Latin America Vancouver, BC, Canada	Vice President, Operations of the Company from 2018 to 2022.	March 1, 2018
Chad Wolahan Vice President, Projects Vancouver, BC, Canada	Consultant at Ivanhoe Mines from June 2020 to November 2020; Vice President, Mining at Ivanhoe Mines from December 2018 to June 2020; Manager, Mining at Ivanhoe Mines from April 2013 to December 2018.	November 2, 2020
Jorge Fierro Vice President, Exploration Lima, Peru	Vice President, Exploration of the Company.	January 1, 2015
Tom Ladner Vice President, Legal Vancouver, BC, Canada	Vice President, Legal of Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Ltd. Practiced law at Borden Ladner Gervais LLP, a law firm, from 2014 to 2020.	November 23, 2020
Jacqueline Wagenaar Vice President, Investor Relations Toronto, ON, Canada	Vice President, Investor Relations of Titan Mining Corporation from June 2020 to November 2020; Vice President, Investor Relations of Guyana Goldfields Inc. from June 2009 to November 2019.	November 11, 2019

The Company has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The Audit Committee is comprised of Ron Walsh, Poonam Puri and Kevin Thomson. See ITEM 19: “Audit Committee” below. The Compensation Committee is comprised of Donald R. Taylor, Poonam Puri and Ron Walsh. The Nominating and Corporate Governance Committee is comprised of Kevin Thomson, Ron Walsh and Donald R. Taylor.

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, 49,371,547 Solaris common shares representing 40.12% of the total issued and outstanding Solaris common shares.

12.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

No director or executive officer of the Company is, or was within the ten years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than thirty consecutive days:

1.	while that person was acting as a director, chief executive officer or chief financial officer; or

2.	after that person ceased acting as a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in that capacity.

Corporate Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or has been within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

No director, executive officer or securityholder holding a sufficient number of securities to materially affect the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

12.3 Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations. In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company. See ITEM 12.1: “Directors And Officers - Name, Occupation and Security Holding” above for a description of other mineral exploration companies in which the directors and officers of the Company are currently involved.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, to the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

ITEM 13: Promoters

No person has acted as a promoter of the Company within the two most recently completed financial years or during the current financial year.

ITEM 14: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

14.1 Legal Proceedings

During the fiscal year ended December 31, 2022 and as of the date of this AIF, the Company is not and was not a party to, and its property is not and was not the subject of, any legal proceedings and no such proceedings are known by the Company to be contemplated.

14.2 Regulatory Actions

During the fiscal year ended December 31, 2022 and as of the date of this AIF, there were no penalties or sanctions imposed against, or settlement agreements with any court relating to securities legislation or with securities regulatory authority entered into by the Company or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 15: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, in the notes to the Company’s Financial Statements and its MD&A, no director or executive officer of the Company, and no Shareholder holding of record or beneficially, directly or indirectly, more than 10% of the Company’s outstanding Solaris common shares (“Insiders”), and none of the respective associates or affiliates of any of the foregoing, had any material interest, direct or indirect, in any transaction with the Company or in any proposed transaction within the three most recently completed financial years or the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company.

ITEM 16: TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its Solaris common shares is Computershare Investor Services Inc. located at 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 17: MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, no material contracts were entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2022 or before such time that are still in effect.

ITEM 18: INTERESTS OF EXPERTS

18.1 Names of Experts

The following table lists the persons and companies who have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during the fiscal year ended December 31, 2022 or subsequent thereto:

Name of Individual or Company	Document Prepared or Certified
Mario E. Rossi, P. Geo	NI 43-101 Technical Report for the Warintza Project, Ecuador with an effective date of April 1, 2022.
KPMG LLP	Audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021.

18.2 Interests of Experts

To the knowledge of the Company, none of the experts named above or their respective associates or affiliates held, as of the date of the applicable report, valuation, statement or opinion referred to in ITEM 18.1: “Interests of Experts - Names of Experts” above, currently hold or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company.

The auditor of the Company is KPMG LLP, Chartered Professional Accountants (“KPMG”), 777 Dunsmuir Street, 11th Floor, Vancouver, BC V7Y 1K3. KPMG is independent from the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

ITEM 19: AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor, as set forth below.

19.1 The Audit Committee Charter

The text of the Company’s Audit Committee Charter (the “Audit Committee Charter”) is attached as Schedule “A” hereto.

19.2 Composition of Audit Committee

The following are the members of the Audit Committee:

Audit Committee Member	Independence	Financial Literacy
Ron Walsh	Independent (1)	Financially literate (1)
Poonam Puri	Independent (1)	Financially literate (1)
Kevin Thomson	Independent (1)	Financially literate (1)

(1)	As defined by NI 52-110.

19.3 Relevant Education and Experience

Ron Walsh has many years’ experience advising on corporate tax and business issues and is founding partner of Walsh King LLP. Mr. Walsh is a Chartered Professional Accountant and has held a number of prestigious professional appointments throughout his career, including amongst others, Governor of the Canadian Tax Foundation, President of the Estate Planning Council of Vancouver, and Public Governor of the Vancouver Stock Exchange.

Ms. Poonam Puri is an experienced corporate director. Ms. Puri is a tenured Professor of Law at Osgoode Hall Law School in Toronto, Ontario, and a corporate lawyer and Affiliated Scholar at Davies, Ward, Phillips & Vineberg, LLP. Ms. Puri holds a Bachelor of Laws from the University of Toronto, a Master of Laws from Harvard University and has earned the Institute of Corporate Directors, Institute-Certified Director Designation (ICD.D).

Kevin Thomson brings over 35 years of senior strategic mergers and acquisition experience in the mining industry. Since 2014, Mr. Thomson has been serving as the Senior Executive Vice President, Strategic Matters of Barrick Gold Corporation Prior to this, Mr. Thomson was a senior partner at Davies Ward Phillips & Vineberg LLP.

As a result of their respective business experience, each member of the Audit Committee (i) has an understanding of the accounting principles used by Solaris to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) has experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that that can reasonably be expected to be raised by Solaris’ financial statements, and (iv) has an understanding of internal controls and procedures for financial reporting.

19.4 Reliance on Certain Exemptions

Except as set out below, at no time since the commencement of the Company’s most recently completed financial year has the Company relied on an exemption in Sections 2.4, 3.2, 3.4, 3.5 of Part 8 of National Instrument 52-110 Audit Committees (“NI 52-110”).

19.5 Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

19.6 Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Item 5.2(j) of the Audit Committee Charter.

19.7 External Audit Service Fees (By Category)

The aggregate fees paid or payable by the Company’s external auditors in each of the last two financial years for audit and related services are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2022	C$182,435	Nil	Nil	Nil
2021	C$74,365	C$4,815	Nil	Nil

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

ITEM 20: ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular filed on the Company’s profile on SEDAR on May 13, 2022 for its 2022 Annual General Meeting of Shareholders held on June 21, 2022.

Additional financial information is also provided in the Company’s audited consolidated financial statements and related MD&A for its fiscal year ended December 31, 2022.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule “A”

AUDIT COMMITTEE CHARTER

ARTICLE 1 - PURPOSE

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors of Solaris Resources Inc. (the “Corporation”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, the fairness of transactions between the Corporation and related parties and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements;

●	Review and appraise the performance and compensation of the Corporation’s external auditors;

●	Provide an open avenue of communication among the Corporation’s auditors, financial and senior management, the Committee and the Board of Directors; and

●	Such other matters as the Board may delegate to the Committee.

ARTICLE 2 - COMPOSITION

The composition of the Committee shall include a minimum of three Directors as determined by the Board of Directors, and shall meet the independence requirements within the meaning of National Instrument 52-110 - Audit Committees, Part 6, and applicable stock exchange requirements, and further shall be free from any relationship that, in the opinion of the Board of Directors, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have financial management experience and be financially literate and at least one member shall have accounting experience. For the purposes of the Corporation’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The members of the Committee shall be appointed by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

ARTICLE 3 - MEETINGS

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The meetings will take place as the Committee or the Chair of the Committee shall determine, upon 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee. The Committee may ask members of Management or others to attend meetings or to provide information as necessary.

The quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or subcommittee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee, or by consent resolutions in writing signed by each member of the Committee.

The Committee shall prepare and maintain minutes of its meetings, and periodically report to the Board of Directors regarding such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board. As part of its duty to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

ARTICLE 4 - SUBCOMMITTEES

The Committee may form and delegate authority to one or more subcommittees, which may consist of one or more members, as it deems necessary or appropriate from time to time under the circumstances. The quorum for the transaction of business at any meeting of the Subcommittee shall be a majority of the members of the subcommittee.

ARTICLE 5 - RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

5.1  Financial Reporting Processes

(a)	Review and recommend to the Board for approval the Corporation’s annual and interim (quarterly) financial statements, MD&A, and any annual and interim earnings-related press releases, before the Corporation publicly discloses this information and any reports or other material financial information that are submitted to any governmental body, stock exchange or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(b)	Ensure that the Corporation has the proper systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures in place so that the Corporation’s statements and other reports, satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such systems, procedures and controls.

(c)	In consultation with the external auditors, review with management the integrity of the Corporation’s financial reporting process, both internal and external.

(d)	In connection with the annual audit, review material written matters between the external auditors and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.

(e)	Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles, practices and internal controls as applied in its financial reporting.

(f)	Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles, practices and internal controls over financial reporting as suggested by the external auditors and management.

(g)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(h)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(i)	Review and assist in the resolution of any significant disagreement between management and the external auditors in connection with the preparation of the financial statements and financial reporting generally.

(j)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(k)	Review certification processes relating to preparation and filing of reports and financial information.

(l)	Establish procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, financial statements, MD&A, and other financial reports, other financial information, including all Corporation disclosure of financial information extracted or derived from the Corporation’s financial anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(m)	Review with management financial and earnings guidance provided to analysts and rating agencies.

5.2  External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b)	Obtain annually a formal written statement by the external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1, and confirming that the external auditors are registered and in good standing with the Canadian Public Accounting Board.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors.

(d)	Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

(g)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements, the intended template for such statements and oversee the audit.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Corporation’s external auditors and the fees and other compensation related thereto in excess of $50,000.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

(j)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of fees paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

(k)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(l)	such services are promptly brought to the attention of the Committee by the Corporation and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

ARTICLE 6 - OTHER RESPONSIBILITIES

(a)	Review with management the Corporation’s major financial risk exposure, including a regular review of the top risks identified by management, and the policies and practices adopted by the Corporation.

(b)	Review for fairness any proposed related-party transactions and make recommendations to the Board of Directors whether any such transactions should be approved.

(c)	Recommend to the Compensation & Corporate Governance Committee the qualifications and criteria for membership on the Committee.

(d)	The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment to any advisors retained by the Committee.

(e)	The Committee shall evaluate its own performance at least annually and recommend to the Compensation and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

(f)	Perform other activities related to this Charter as requested by the board of directors.

(g)	Review annually the adequacy of this Charter and recommend appropriate revisions to the Board of Directors.

ARTICLE 7 - OVERSIGHT FUNCTION

While the Committee has responsibilities set out in this Charter, the members of the Committee are members of the Board appointed to provide broad oversight of the Corporation’s affairs, and are specifically not accountable or responsible for the day to day activities, nor the administration or implementation or arrangements relating thereto.

APPROVED BY THE BOARD OF DIRECTORS OF SOLARIS RESOURCES INC.

Date: June 20, 2018

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